UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Issuance of Exchangeable Bonds

1. Type of bonds	Series No.	—	Type	Foreign currency denominated exchangeable bonds
2. Total face value of bonds (or electronically registered bonds) (KRW)	1,449,965,088,000
2-1 (Overseas issuance of convertible bonds)	Total face value of bonds (or electronically registered bonds) (currency unit)	1,065,900,000	EUR : Euro
Basic exchange rate, etc.	1,360.32
Region of issuance	Financial markets in Asia and Europe
Name of exchange (if overseas listing)	Singapore Stock Exchange
3. Purpose of financing	Facility investment (KRW)	1,014,975,561,600
Business acquisition (KRW)	—
Operating capital (KRW)	—
Debt repayment (KRW)	144,996,508,800
Acquisition of securities issued by other corporations (KRW)	289,993,017,600
Other purposes (KRW)	—

4. Interest rate	Coupon rate (%)	0
Yield to maturity (%)	-0.78

5. Maturity date of bonds	2026-09-01

6. Method of interest payment	No interest payment

7. Method of principal repayment

1. Repayment at maturity: Repayment will be made early before reaching maturity or it will be made at once at maturity for the remaining principal of the bonds whose exchange rights have not been exercised.

2. Early repayment: The Company has the right to make an early repayment (“Call Option”) and bondholders have the right to claim an early repayment (“Put Option”)

8. Method of bond issuance	Private offering

9. Details of exchange	Exchange ratio (%)		100
	Exchange price (KRW/share)		494,450
	Calculation of exchange price		Considering the exchange premium, the exchange price has been determined as approximately 145% of the closing price of the listed stocks on the Korea Exchange.
	Object of exchange	Class of shares	Registered common stocks issued by the Company (treasury stocks)
		Number of shares	2,932,480
		Ratio to total number of shares (%)	3.4
	Exchange period	Start date	2021-10-11
		End date	2026-08-22
	Details on exchange price adjustment		In the event of any reasons for adjustment of the exchange price, such as capital increase without consideration, stock split, reverse stock split, change of stock class, issuance of options or warrants to shareholders, stock dividends, cash dividends, issuance of new shares below market price, etc., the exchange price will be adjusted according to the relevant bond conditions.

9-1. Details of option

a. The bondholder may exercise the right to claim an early repayment (“Put Option”)

-   After three years from the date of payment (September 1, 2024);

-   In case change of control of the Company occurs; or

-   When the Company-issued stocks are delisted (or suspended from trading for 30 or more consecutive trading days)

b. The issuer may exercise the right to make an early repayment (“Call Option”):

-   When the share price (based on the closing price) of 20 trading days out of 30 consecutive trading days during the 3 years from the date of payment (September 1, 2024) until 30 business days before the maturity of the bonds is 130% or more of the exchange price;

- When the outstanding balance of bonds is less than 10% of the total issue amount (clean up call); or - When reasons for additional tax burden occur due to amendment of related laws and regulations

	10. Date of subscription	2021-08-13

	11. Date of payment	2021-09-01

	12. Lead underwriter	J.P. Morgan Securities BNP Paribas HSBC

	13. Guarantor	—

	14. Date of board resolution (decision date)	2021-08-13

- Attendance of outside directors	Present(No.)	7
	Absent(No.)	0

	- Attendance of auditors (members of Audit Committee)	Present

	15. Subject to filing of securities registration statement?	No

16. Reasons for exemption from filing securities registration statement, if exempted

-   Subject to exemption from filing: Yes

-   Reason for exemption: In accordance with subparagraph 5, paragraph 2, Article 2-2-2 of Regulation on Securities Issuance and Disclosures, residents are prohibited from acquiring relevant securities within one year from the date of issuance

	17. Details of securities lending & borrowing related to overseas issuance of bonds - purpose, number of securities, information of lenders & borrowers, scheduled date of disposal, terms of lending & borrowing (lending period, terms of repayment, interest), repayment method, linkage to issuance of the concerned EBs, fees, etc.	—

	18. Subject to reporting to the Fair Trade Commission?	No

	19. Other matters to be factored into investment decisions	a. The above ‘2. Total face value of bonds (or electronically registered bonds) (KRW)’ is determined at EUR 1,065,900,000 through investor subscription following resolution by the board of directors.

b. These bonds are those denominated in foreign currency by applying the basic exchange rate (basic exchange rate (EUR/KRW 1,360.32) at Seoul Money Brokerage Services on August 13, 2021) and converted from EUR into KRW to fill above ‘2. Total face value of bonds (or electronically registered bonds) (KRW).

c. The interest rate of these bonds at maturity is determined at -0.78% through investor subscription following the board of directors resolution.

d. Above ‘3. Purpose of financing’ of these bonds is to make an ESG investment, etc. including investment in equity and facilities.

e. The ‘Exchange price (KRW/share)’ under ‘9. Details of exchange’ of these bonds is determined at 145% of the closing price of the shares listed on the Korea Exchange through investor subscription following resolution by the board of directors.

f. Above ‘Object of exchange’ under ‘9. Details of exchange’ is determined at 2,932,480 shares through investor subscription following a resolution by the board of directors.

g. Matters regarding exchange rights:

(a) Exchange rights exercise period: From the 41st day from the payment date to 10 days before reaching the bond maturity date

(b) Adjustment of exchange price: In the event of any reasons for adjustment of the exchange price, such as capital increase without consideration, stock split, reverse stock split, change of stock class, issuance of options or warrants to shareholders, stock dividends, cash dividends, other asset dividends, issuance of new shares below market price, etc., the exchange price will be adjusted according to the relevant bond conditions. However, if the adjustment amount of the exchange price is less than 1% of the existing exchange price, it will be carried over to when the next adjustment reason occurs rather than adjusting the exchange price.

h. Under the conditions of issuance of the bonds, residents are prohibited from acquiring them for one year from the issuance date in accordance with the Foreign Exchange Transactions Act.

[Details of Issuance to Designated Purchasers]

Name	Relationship to company or the largest shareholder	Total face value of bonds (or electronically registered bonds) (KRW)
—	—	—

[Intended Use of Funds]

The Company aims to diversify its business into the secondary battery and hydrogen field and intends to commercialize them as its core business, and as part of such efforts, it is executing and planning investments overseas.

In relation to the above, the funds raised from issuing these exchangeable bonds are scheduled to be used for investing in secondary battery material facilities & equity, hydrogen facilities, and green hydrogen-related equity, etc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: August 20, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office